UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Persuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Praia de Botafogo, 300 – 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
Report of Independent Accountants
on the Limited Reviews of
Quarterly Information - ITR
at September 30 and June 30, 2005
and September 30, 2004

Report of Independent Accountants
on Limited Reviews

To the Board of Directors and Shareholders
Contax Participações S.A.

1	We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Contax Participações S.A. and of the consolidated and reclassified combined accounting information included in the Quarterly Information (ITR) of Contax Participações S.A. and its subsidiary for the quarters and nine-month periods ended September 30 and June 30, 2005 and September 30, 2004. This information is the responsibility of the Company’s management.

2	Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

Contax Participações S.A.

4	As described in Note 2 to the Quarterly Information (ITR), the reclassified combined statement of operations for the quarter and nine-month period ended September 30, 2004 was prepared as if TNL Contax S.A. had been a subsidiary company of Contax Participações S.A. since January 1, 2004.

Rio de Janeiro, October 26, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos D. Panassol
Contador CRC 1SP155975/O-8 "S" RJ

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENT (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	09/30/2005

01.01 - IDENTIFICATION

1 - CVM CODE 01910-0	2 - COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 04.032.433/0001-80
4 - NIRE 35.300.180631

01.02 - HEAD OFFICE

1 - ADDRESS Praia de Botafogo, 300 11º andar sala 1.101 parte			2 - WARD OR DISTRICT Botafogo
3 - POSTAL CODE 22250-040	4 - MUNICÍPALITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-0000	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11 - AREA CODE 021	12 - FAX 3131-0294	13 - FAX	14 - FAX
15 - E-MAIL ri@contax.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME Michel Neves Sarkis	2 - ADDRESS Rua do Passeio, 42 - 12º andar
3 - WARD OR DISTRICT Centro	4 - POSTAL CODE 20021-290	3 - MUNICÍPALITY Rio de Janeiro	6 - STATE RJ
7 - AREA CODE 21	8 - TELEPHONE 3131-0009	9 - TELEPHONE	10 - TELEPHONE	11 - TELEPHONE	12 - FAX 3131-0294
13 - E-MAIL msarkis@contax.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2005	12/31/2005	3	07/01/2005	09/30/2005	2	04/01/2005	06/30/2005
09 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11. PARTNER IN CHARGE Marcos Donizete Panassol					12- INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 063.702.238-67

01.05 - CAPITAL COMPOSITION

Number of Shares (in units)	1 – Current Quarter 09/30/2005	2 –Previous Quarter 06/30/2005	3 – Same Quarter of Last Year 09/30/2004
Paid-in Capital
1 - Common	127,374	126,601	5,500
2 - Preferred	254,748	253,202	11,000
3 - Total	382,122	379,803	16,500
Treasury Stock
4 - Common
5 - Preferred
6 - Total

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other	2 - SITUATION Operating	3 - NATURE OF OWNERSHIP National Holding	4 - ACTIVITY CODE 134-Equity Management Company
5 - MAIN ACTIVITY Equity and Management	6 - TYPE OF CONSOLIDATION Full consolidation		7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Dividends	April 29, 2005	R$ 1,391,290.21	November 27, 2005	Preferred	R$ 0.0055

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE ON ISSUE DATE
01	August 17, 2005	R$ 223,873	-	split of shares	772,758 common 1,545,482 preferred	-

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE RIO DE JANEIRO, OCTOBER 31, 2005	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - CÓDE	2 - DESCRIPTION	3 - 09/30/2005	4 - 06/30/2005
1	TOTAL ASSETS	344,543	318,448
1.01	CURRENT ASSETS	93,781	90,428
1.01.01	CASH AND CASH EQUIVALENTS	89,141	87,472
1.01.02	ACCOUNTS RECEIVABLE
1.01.03	INVENTORIES
1.01.04	OTHER	4,640	2,956
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	4,640	2,956
1.02	LONG-TERM ASSETS	0	0
1.02.01	SUNDRY RECEIVABLES
1.02.02	INTERCOMPANY RECEIVABLES
1.02.02.01	SUBSIDIARIES
1.02.03	OTHER
1.03	PERMANENT ASSETS	250,762	228,020
1.03.01	INVESTMENTS	250,762	228,020
1.03.01.01	IN SUBSIDIARIES	250,762	228,020
1.03.02	PROPERTY AND EQUIPMENT
1.03.03	DEFERRED CHARGES

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2005	4- 06/30/2005
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	344,543	318,448
2.01	CURRENT LIABILITIES	4,991	3,660
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	181	9
2.01.04	TAXES PAYABLE	3,421	2,292
2.01.04.01	TAXES NOT INCLUDED IN TAX REFINANCING PROGRAM	3,421	2,292
2.01.05	DIVIDENDS PAYABLE	1,389	1,359
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER
2.02	LONG-TERM LIABILITIES
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER
2.03	DEFERRED INCOME
2.05	SHAREHOLDERS’ EQUITY	339,552	314,788
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVE	50,000	50,000
2.05.04	EARNINGS RESERVE	6,013	6,013
2.05.04.01	LEGAL RESERVE	377	377
2.05.04.02	UNREALIZED EARNINGS RESERVE	5,636	5,636
2.05.05	RETAINED EARNINGS / ACCUMULATED LOSSES	59,666	34,902

03.01 - STATEMENT OF OPERATIONS (In thousands of Brazilian reais - R$)

1 - CÓDE	2 - DESCRIPTION	3 - De 07/01/2005 to 09/30/2005	4 - De 01/01/2005 to 09/30/2005	5 - De 07/01/2004 to 09/30/2004	6 - De 01/01/2004 to 09/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF SALES AND/OR SERVICES
3.05	GROSS PROFIT
3.06	OPERATING INCOME (EXPENSES)	25,798	62,992	(10)	(16)
3.06.01	SELLING			(9)	(9)
3.06.02	GENERAL AND ADMINISTRATIVE	(1,066)	(1,066)	(3)	(8)
3.06.03	FINANCIAL, NET	4,126	10,913		(1)
3.06.03.01	FINANCIAL INCOME	4,164	11,559
3.06.03.02	FINANCIAL EXPENSES	(38)	(646)		(1)
3.06.04	OTHER OPERATING INCOME			2	2
3.06.05	OTHER OPERATING EXPENSES	(3)	(11)
3.06.06	EQUITY IN SUBSIDIARIES	22,741	53,156
3.07	OPERATING INCOME (LOSS)	25,798	62,992	(10)	(16)
3.08	NONOPERATING EXPENSE, NET
3.08.01	INCOME
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	25,798	62,992	(10)	(16)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(1,033)	(3,326)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	24,765	59,666	(10)	(16)
	NUMBER OF SHARES, EX-TREASURY SHARES
	(thousand)	382,122	382,122	16,500	16,500
	EARNINGS PER SHARE	0.06481	0.15614
	LOSS PER SHARE			(0.00061)	(0.00097)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	09/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS	(In thousands of Brazilian reais – R$, unless otherwise stated)

1 Operations

Contax Participações S.A. ("Contax Participações" or the "Company") is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial and civil law corporations as a partner, shareholder or quotaholder in Brazil or abroad. Its only subsidiary, TNL Contax ("TNL Contax"), is a contact center service provider that offers a variety of integrated customer relationship solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax and others.

Corporate reorganization

Contax Participações

Contax Participações was established on July 31, 2000, under the corporate name Caroaci Participações S.A., spun off from Poconé Participações S.A. In December 2003, Tele Norte Leste Participações S.A. ("TNL") acquired 99.9% of its interest in the Company's capital and started to have an ownership interest. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary.

On November 26, 2004, TNL issued a significant event notice, announcing that its Board of Directors had approved to spin off the contact center activities run by its subsidiary TNL Contax. This transaction is summarized below:

  Alteration of the registered corporate name Caroaci Participações S.A. to Contax Participações S.A. ("Contax Participações"); and
  Capital increase of Contax Participações by TNL totaling R$ 223,708, and additional paid-in capital in the amount of R$ 50,000 through: (i) transfer of all stock issued by TNL Contax held by TNL on October 31, 2004, valued at R$ 126,030; (ii) transfer of the credit held by TNL against TNL Contax in the amount of R$ 57,678 arising from an intercompany loan balance between the parties, also on October 31, 2004; and (iii) capital contribution in Brazilian currency in the amount of R$ 90,000.

Consequently, on November 26, 2004, stock control of TNL Contax was transferred from TNL to Contax Participações.

On December 29, 2004, an Extraordinary General Shareholders’ Meeting of TNL approved the transfer of full stock control of Contax Participações to TNL's shareholders, without changing the number of shares, reducing its capital share with subsequent delivery of Contax Participações shares to all shareholders in the same interest percentage held by them in TNL's capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Shareholders’ Meeting with the Board of Trade, there was no opposition from creditors or any of the interested parties. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL issued a notification to its shareholders related to its Capital reduction, informing that the information required to register Contax Participações with the São Paulo Stock Exchange (BOVESPA) and to establish an American Depositary Receipts (ADRs) program of preferred shares from Contax Participações on the Over-the-counter market in the USA, and consequently a Registration in the Security and Exchange Commission (SEC), were being prepared.

In an Extraordinary General Meeting held on February 17, 2005, the shareholders of Contax Participações approved a splitting of all shares issued by the Company. As a result 2,318,240 new shares were issued; 772,758 of which were common shares and 1,545,482 preferred shares. These shares had to be fully attributed to TNL and immediatly thereafter assigned to TNL’s shareholders proportionally to their shareholding in TNL, consequently fulfilling the capital reduction mentioned earlier; pursuant to the Extraordinary General Meeting held on December 29, 2004. Therefore the Company’s capital stock amounting to R$ 223,873,116.10 is now represented by 382,121,717 shares, 127,373,917 of which common and 254,747,800 preferred shares, all of which are book entry shares, nominative and with no par value. (see Note 15 for details).

After the shares had been registered in BOVESPA and SEC, they were transferred to the shareholders owners of TNL’ shares and ADRs and Contax Participações’ ADRs were also delivered to them, respectively on September 1 and 6, 2005. Share trading in BOVESPA began on August 29, 2005 and in the over-the-counter-market in the USA on August 31, 2005.

TNL Contax

TNL Contax S.A. ("TNL Contax") was incorporated on December 11, 2002 by changing the registered corporate name TNext S.A. ("TNext"), a discontinued company that was established in August 1998 to provide hosting services for client databases, information and equipment in addition to other specialized back-up and network administration services, which started its operations in June 2001. On February 3, 2003, the merger of Contax S.A. by TNL Contax was approved based on the accounting report assessing its shareholders' equity as of January 31, 2003. Contax S.A. was established on April 3, 2000 to provide contact center services and started its operations in November 2000. This merger was approved by an Extraordinary General Shareholders’ Meeting of Tele Norte Leste Participações S.A. ("TNL"), which was its parent company at that time.

The data center operations of TNext were discontinued by TNL due to strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market in major technology companies. TNext's operations were sold to Hewlett Packard ("HP") on June 30, 2003.

Acquisition of "Inovação"

On April 1, 2004, after approval by TNL's Board of Directors and after signing the contact center service contract for Orbitall Serviços e Processamento de Informações Comerciais Ltda. ("Orbitall"), TNL Contax acquired all the quotas issued by Inovação Contact Center Serviços de Contatos Telefônicos Ltda. ("Inovação", an Orbitall subsidiary), for the amount of R$ 2,754, with neither goodwill nor negative goodwill being recorded on this transaction. On the acquisition date, Inovação's operations consisted of 2,031 workstations, providing services to major clients such as Credicard, Citibank, Itaú, Caixa Econômica Federal and Banespa.

As provided for in the purchase and sales agreement for Inovação's quotas, entered into by Orbitall and TNL Contax, the assets and liabilities of Inovação should be incorporated by TNL Contax within a period of 120 days from the acquisition date. On July 31, 2004, these assets and liabilities were incorporated by TNL Contax at book value.

2 Presentation of the Quarterly Information (ITR)

The accounting information included in the Quarterly Information - ITR were prepared and are presented in accordance with accounting practices adopted in Brazil, the provisions of Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM).

As provided for in Note 1, on November 26, 2004, Contax Participações took over control of TNL Contax, which originated from the incorporation of Contax S.A. by TNext in February 2003.

In order to allow a better analysis and comparison of the interim financial statements, the statements of income for the quarter and for the six-month period ended June 30, 2004 include the combined and reclassified balances of Contax Participações, TNL Contax and Inovação Contact Center, as if the TNL Contax was controlled by Contax Participações since January 1, 2004.

3 Cost of services and operating expenses - by type

		Consolidated - 09/30/05

		Selling,
	Cost of	general and
	services	administrative	Total

Personnel expenses (i)	473,251	21,848	495,099
Third-party services (ii)	63,691	17,136	81,097
Depreciation(iii)	27,534	2,824	30,358
Rental and insurance (iv)	25,934	856	26,790
Other	8,405	735	9,140

	599,085	43,399	642,484

	Reclassified combined - 06/30/04

		Selling,
	Cost of	general and
	services	administrative	Total

Personnel expenses (i)	334,793	20,046	354,839
Third-party services (ii)	36,882	12,778	49,660
Depreciation(iii)	15,580	2,161	17,741
Rental and insurance (iv)	12,354	1,023	13,377
Other	6,613	652	7,265

	406,222	36,660	442,882

The costs of services and selling, general and administrative expenses have increased due to the growth in business volume, also affected by the startup of Inovação Contact Center operations on April 1, 2004.

(i)	Personnel expenses have increased constantly due to growth in business volume. The headcount of TNL Contax as of September 30, 2005 amounted to 48,161 (09/30/04 - 37,796).

(ii)	Third-party services considered as "Cost of Services Provided" refer mainly to expenses on workstation maintenance and data processing, whereas services considered as "selling, general and administrative expenses" refer to expenses with consulting services, travel, legal advice and others.

(iii)	Expenses with rental and insurance include basically the amounts paid for renting realty properties and contact center operating infrastructure.

4 Other Operating Income (Expenses), Net

		Reclassified
	Consolidated	combined

	09/30/05	09/30/04

Amortization of deferred charges	(559)	(559)
Provisions for contingencies (Note 14)	(12,057)	(871)
Other taxes and contributions	(11)	(1,168)
Reversal of contingencies reserve	2,222	438
Other incomes (expenses), net	(861)	(289)

	(11,266)	(2,449)

5 Financial Results

	Parent Company		Consolidated	Reclassified combined

	09/30/05	09/30/04	09/30/05	09/30/04

Financial Income
Income from investments	9,572		14,040
Other (i)	1,987		64	29

	11,559		14,104	29

Financial Expense
Interest on loans with TNL
(Note 17)	(1)		(1)	(8,245)
Provisional Contribution on
Financial Activities (CPMF)	(612)	(1)	(3,950)	(1,721)
Other	(33)		(2,092)	(2,426)

	(646)	(1)	(6,043)	(12,392)

	10,913	(1)	8,061	(12,363)

(i)	It refers substantially to the interests on loans with the controlled TNL Contax in the sum of R$ 1.963.

6 Incomes (Expenses) non-operational, net.

		Reclassified
	Consolidated	combined

	09/30/2005	09/30/2004

Valuation Allowance (i)		36,374
Gain on disposals of fixed assets, net (ii)	106

	106	36,374

(i)	Relates to a provision recorded in the subsidiary, to provide for the loss on the market value of a construction building, based on an appraisal report, made by independent experts. In January 17, 2005, this building was sold, at book value, to the related party Telemar Norte Leste S.A. (“Telemar”).

(ii)	The loss on the sale of fixed assets relates to equipment installed in a discontinued building of the subsidiary, net of amounts received on the sale.

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded is presented below:

				Reclassified
	Parent Company		Consolidated	combined

	09/30/05	09/30/04	09/30/05	09/30/04

Income (loss) before income tax and social
contribution	62,992	(16)	96,193	(33,122)
Income tax and social contribution at
the combined rate (34%)	(21,417)	5	(32,706)	11,261
Permanent addition of equity in subsidiaries	18,073
Tax effects on permanent losses			(2,144)	(61)
Tax effect on allowance on assets available for sale
				(12,367)
Other	18	(5)	(1,677)	(2,052)

Income tax and social contribution	(3,326)	-	(36,527)	(3,219)

Effective income tax and social contribution rate	5.28%	-	37.97%	9.72%

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	09/30/05	06/30/05	09/30/05	06/30/05

Cash and cash equivalents (i)	16	44	64,265	48,258
Financial investments (ii)	89,125	87,428	168,913	126,314

	89,141	87,472	223,178	174,572

(i)	These amounts are maintained in a current account as TNL Contax has commitments falling due during the first days of each month mainly related to payroll, and taxes

(ii)	Financial investments are indexed to the variation of the Interbank Deposit Certificates (CDI) rate.

9 Deferred and Recoverable Taxes

	Parent Company		Consolidated

	09/30/05	06/30/05	09/30/05		06/30/05

				Long-		Long-
	Current	Current	Current	Term	Current	Term

Deferred taxes
Income tax on temporary additions			3,108	2,772	3,108	2,595
Social contribution on temporary
additions			1,117	998	1,117	934
Income tax on tax loss carryforwards			9,248	17,554	4,412	26,287
Social contribution on tax loss
carryforwards			3,329	6,331	1,588	9,475

			16,802	27,655	10,225	39,291

Other taxes recoverable
Income tax recoverable (i)	2,014	1,338	9,774		1,750
Social contribution recoverable (i)	730	485	3,594		640
Withholding income tax	1,896	1,133	3,416		2,483
INSS recoverable			1,116		1,208
Other taxes recoverable			3,016	2	2,482

	4,640	2,956	20,916	2	8,563

	4,640	2,956	37,718	27,657	18,788	39,291

(i)	Income tax and Social Contribution prepaid based on monthly estimatives subject to compensation at the end of the year (Note 13).

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Deliberation Nº 273/98, which approved the Statement issued by the Brazilian Institute of Independent Auditors (IBRACON) on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

Pursuant to the technical study approved by the Company's governing bodies, the generation of taxable profits during the next six years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31	Consolidated

2005	4,375
2006	15,161
2007	15,030
2008	9,891

44,457

10 Legal Deposits

	Consolidated

	09/30/05	06/30/05

Tax	986	54
Labor	2,613	3,277

	3,599	3,331

Contax Participações and its parent company maintain judicial deposits to guarantee the right of appeal in labor and taxes claims.

11 Investments

Refers to the value of the ownership interest held in TNL Contax, represented by 309,550,226 shares.

Shareholders’
			Interest %		Equity	Investment amount

	Shareholders’	Net	Total	Voting
Subsidiary	equity	income	capital	capital	09/30/05	09/30/05	06/30/05

TNL Contax	250,762	53,156	100	100	53,156	250,762	228,020

12 Property and Equipment - consolidated

			09/30/05	06/30/05%

					Annual
		Accumulated			depre-
	Cost	depreciation	Net	Net	ciation
			value	value	rate

Computer equipment	159,761	(64,254)	97,507	95,489	20
Furniture, fixtures and fittings	30,808	(5,483)	25,325	25,309	10
Facilities in third-party premises	66,011	(10,431)	55,580	50,409	10
Other assets	9,896	(1,736)	8,160	7,832	4 to 10
Construction-in-progress	2,565		2,565	2,520

	269,041	(81,904)	187,137	181,559

13 Taxes payable (not included in tax refinancing program)

	Parent Company		Consolidated

	09/30/05	06/30/05	09/30/05	06/30/05

Service Tax - ISS			4,902	4,624
PIS and COFINS (taxes on revenue)			3,700	3,459
Income tax and social contribution payable (i)	3,326	2,292	18,506	5,331
Other taxes payable	95		96	4

	3,421	2,292	27,204	13,418

(i)	Recognition of Income tax and Social Contribution payable based on monthly calculation which payments are recognized as Current Assets (Note 9).

14 Provision for Contingencies - consolidated

	09/30/05	06/30/05

Tax
Service tax - ISS	1,027	1,027
Severance pay fund - FGTS	758	758
Social Security Institute - INSS (i)	3,340	3,119

	5,125	4,904

Labor
Orbitall (ii)	7,020	7,020
Other claims (iii)	9,484	3,854

	16,504	10,874

Civil	64	64

	21,963	15,842

Provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims as of the balance sheet date, based on expert opinions of legal counsel.

(i)	Provision for the contributions to the entities SENAC (National Service for Commercial Training) and SEBRAE (Brazilian Micro and Small Business Support Agency), in payments to the National Institute of Social Security - INSS, according to the FPAS (Welfare and Social Assistance Fund) table.

(ii)	As previewed by the purchase and sale agreement of Inovação, signed between Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date when Inovação was acquired by TNL Contax (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, in "Credits Receivable - Orbitall”.

(iii)	Regarding the other labor claims under TNL Contax’s liability, the accrued amount has been restated in order to cover potential losses.

15 Shareholders' Equity

(a) Capital stock

In an Extraordinary General Meeting held on February 17, 2005, the shareholders of Contax Participações approved a splitting of all shares issued by the Company. As a result 2,318,240 new shares were issued; 772,758 of which were common shares and 1,545,482 preferred shares. These shares had to be fully attributed to TNL and immediately thereafter assigned to TNL’s shareholders proportionally to their shareholding in TNL, pursuant to the Extraordinary General Meeting held on December 29, 2004. As a consequence, capital was reduced (see Note 1 for details).

Therefore the Company’s capital stock amounting to R$ 223,873,116.10 is now represented by 382,121,717 shares, 127,373,917 of which common and 254,747,800 preferred shares, all of which are book entry shares, nominative and with no par value. Common and preferred shares resulting from the splitting will be entitled to the same benefits, as well as dividends and possible capital remunerations approved as the shares which originally formed the capital stock of the Company. Furthermore, preferred shares will be entitled to the dividend approved in the Ordinary General Meeting held on April, 2005.

(b) Reconciliation of parent company’s loss for the nine-month period ended September 30, 2004

Parent Company	(16)
Inovação’s net income for the period from April to June 2004	1,576
TNL Contax’s loss in the period ended September 30, 2004	(37,901)

Reclassified Combined	(36,341)

(c) Dividends

On April 29, 2005, by resolution of the Annual Shareholders’ Meeting, the payment of R$ 1,359 as dividends, which respective declarations and payment date were subject to a Notice to Shareholders issued in October 05, 2005. The referred dividends will start to be paid on October 27, 2005, restated by the “Taxa Referencial – TR” as from January 1, 2005.

16 Financial Instruments

The credit risk associated with accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Doubtful accounts are adequately covered by provisions for any possible future losses on their realization.

Financial investments are performed with leading financial institutions, avoiding any liquidity risk.

As of September 30 and June 30, 2005, the Company had no transactions involving derivatives.

17 Related Parties

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are summarized below:

	09/30/05

			TNL		Brasil	Brasil	Telemar
	Telemar	Oi	Contax	Pegasus	CAP	Veículos	Internet	TNL	Total

Assets
Accounts receivable	127				472	487			1,086

	127				472	487			1,086

Liabilities
Suppliers	1,500	25		334					1,859

	1,500	25		334					1,859

Revenues
Revenues from services	453,543	68,919			2,065	3,428	3,658		531,613
Financial Income (Note 5)			1,963						1,963

	453,543	68,919	1,963		2,065	3,428	3,658		533,576

Costs and expenses
Costs of services	(4,670)	(74)		(1,440)					(6,184)
Financial Expenses (Note 5)								(1)	(1)

	(4,670)	(74)		(1,440)				(1)	(6,185)

	06/30/05

				Brasil	Brasil	TNL
	Telemar	Oi	Pegasus	CAP	Veículos	Contax	Total

Assets
Accounts receivable	137			231	386		754
Loans with subsidiary

	137			231	386		754

Liabilities
Suppliers	817		392				1,209

	817		392				1,209

							09/30/04

				Brasil	Brasil
	Telemar	Oi	Pegasus	CAP	Veículos	TNL	Total

Revenues
Revenues from services	273,333	50,227		1,824	3,176		328,560

	273,333	50,227		1,824	3,176		328,560

Costs and expenses
Costs of services	(3,287)	(12)	(309)				(3,608)
Financial Expenses (Note 5)						(8,245)	(8,245)

	(3,287)	(12)	(309)			(8,245)	(11,853)

Transactions with related parties are performed according to terms, rates and conditions similar to those performed with third parties. Loans earn interest at the rate of 102% of the Interbank Deposit Certificate (CDI) and are classified under long-term assets, based on their expected settlement. The amount of R$ 25,862 on related to a loan with its subsdiary TNL Contax conceded during the first quarter of 2005 was settled on April 30, 2005.

18 Insurance

Insurance coverage for assets is administered on a corporate basis by the Parent Company. Management understands that the amounts of the policies to cover any possible material damages and loss of profits arising from such damages are sufficient to guarantee the integrity of its assets and the continuity of its operations.

 *                     *                    *

02.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - CÓDE	2 - DESCRIPTION	3 - 09/30/2005	4 - 06/30/2005
1	TOTAL ASSETS	538,060	470,081
1.01	CURRENT ASSETS	312,461	238,507
1.01.01	CASH AND CASH EQUIVALENTS	233,178	174,572
1.01.02	ACCOUNTS RECEIVABLE	31,929	36,202
1.01.03	INVENTORIES
1.01.04	OTHER	47,354	27,733
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	37,718	18,788
1.01.04.02	ADVANCES TO SUPPLIERS	294	605
1.01.04.03	PREPAID EXPENSES	3,204	2,176
1.01.04.04	ASSETS HELD FOR SALE
1.01.04.05	OTHER	6,138	6,164
1.02	LONG-TERM ASSETS	38,276	49,642
1.02.01	SUNDRY RECEIVABLES	27,657	39,291
1.02.01.01	RECOVERABLE TAXES	27,657	39,291
1.02.02	INTERCOMPANY RECEIVABLES
1.02.03	OTHER	10,619	10,351
1.02.03.01	ESCROW DEPOSITS	3,599	3,331
1.02.03.02	OTHER	7,020	7,020
1.03	PERMANENT ASSETS	187,323	181,932
1.03.01	INVESTMENTS
1.03.02	PROPERTY AND EQUIPMENT	187,137	181,559
1.03.03	DEFERRED CHARGES	186	373

02.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2005	4- 06/30/2005
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	538,060	470,081
2.01	CURRENT LIABILITIES	176,562	139,198
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	38,999	32,422
2.01.04	TAXES PAYABLE	27,239	13,455
2.01.04.01	TAXES NOT INCLUDED IN TAX REFINANCING PROGRAM	27,204	13,418
2.01.04.02	TAXES INCLUDED IN TAX REFINANCING PROGRAM (REFIS)	35	37
2.01.05	DIVIDENDS PAYABLE	1,389	1,359
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	108,935	91,962
2.01.08.01	PAYROLL AND RELATED ACCRUALS	108,548	91,616
2.01.08.02	OTHER PAYABLES	387	346
2.02	LONG-TERM LIABILITIES	21,946	16,095
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS	21,963	15,842
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER	253	253
2.02.05.01	TAXES INCLUDED IN TAX REFINANCING PROGRAM (REFIS)	253	253
2.03	DEFERRED INCOME
2.05	SHAREHOLDERS’ EQUITY	339,552	314,788
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVE	50,000	50,000
2.05.04	EARNINGS RESERVE	6,013	6,013
2.05.04.01	LEGAL RESERVE	377	377
2.05.04.02	UNREALIZED EARNINGS RESERVE	5,636	5,636
2.05.05	RETAINED EARNINGS / ACCUMULATED LOSSES	59,666	34,902

03.01 - CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 01/01/2004 to 09/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	295,682	801,358	188,368	500,349
3.02	DEDUCTIONS FROM GROSS REVENUE	(22,009)	(59,582)	(14,114)	(39,403)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	273,673	741,776	174,254	460,946
3.04	COST OF SALES AND/OR SERVICES	(214,227)	(599,085)	(157,384)	(406,222)
3.05	GROSS PROFIT	59,446	142,691	16,870	54,724
3.06	OPERATING INCOME (EXPENSES)	(16,554)	(46,604)	(15,537)	(51,472)
3.06.01	SELLING	(2,993)	(7,610)	(1,515)	(7,152)
3.06.02	GENERAL AND ADMINISTRATIVE	(12,687)	(35,789)	(8,356)	(29,508)
3.06.03	FINANCIAL, NET	4,985	8,061	(4,165)	(12,363)
3.06.03.01	FINANCIAL INCOME	6,878	14,104	10	29
3.06.03.02	FINANCIAL EXPENSES	(1,893)	(6,043)	(4,175)	(12,392)
3.06.04	OTHER OPERATING INCOME	1,778	2,478	479	834
3.06.05	OTHER OPERATING EXPENSES	(7,637)	(13,744)	(1,980)	(3,283)
3.06.06	EQUITY IN SUBSIDIARIES
3.07	OPERATING INCOME (LOSS)	42,892	96,087	1,333	3,252
3.08	NON-OPERATING EXPENSE, NET	106	106	(36,374)	(36,374)
3.08.01	INCOME	106	106
3.08.02	EXPENSES			(36,374)	(36,374)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	42,998	96,193	(35,041)	(33,122)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(13,175)	(18,506)	(2,084)	(5,475)
3.11	DEFERRED INCOME TAX	(5,059)	(18,021)	1,334	2,256
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	24,764	59,666	(35,791)	(36,341)
	NÚMBER OF SHARES, EX-TREASURY SHARES (thousand)	382,122	382,122	16,500	16,500
	EARNINGS PER SHARE	0.06481	0.15614
	LOSS PER SHARE			(2.16915)	(2.20249)

Comment on the consolidated performance of the quarter

1 Consolidated statement of operations

					% of Net Revenues

	3Q05	3Q04	Abs. Var.	Var.%	3Q05	3Q04

Net revenues	273,673	174,254	99,419	57%	100%	100%
Cost of Services rendered	(214,227)	(157,384)	(56,843)	-36%	-78%	-90%
Gross Profit	59,446	16,870	42,576	252%	22%	10%
Selling, general and administrative expenses	(15,680)	(9,871)	(5,809)	59%	-6%	-6%
Other operating expenses, net	(5,859)	(1,501)	(4,358)	290%	-2%	-1%
	37,907	5,498	32,409	589%	14%	3%
Financial resutls. Net	4,985	(4,165)	(9,150)	-220%	2%	-2%
Operating results, net	42,892	1,333	41,559	3118%	16%	1%
Expenses non operational, Net	106	(36,374)	36,480	-100%	0%	-21%
Result before Income Tx and Social Contribution	42,998	(35,041)	78,039	-223%	16%	-20%
Income tax and social contribution	(18,234)	(750)	(17,484)	2331%	-7%	0%
Net income (loss)	24,764	(35,791)	60,555	-169%	9%	-21%

1.1 Net revenue

The consolidated net revenues of R$ 273.6 million, 57% higher (R$ 99.4 million) from the same period of 2004. This increase is due, mainly, to higher volume of services to existing clients, in addition to alterations in contract format in rendering of services, increasing its target, and readjustments of prices with contractual forecast.

1.2 Cost of Services Rendered

The total cost of services totaled R$ 214.2 million for the third quarter of 2005, an increase of R$ 56.8 million, representing a growth of 36% when compared to the third quarter of 2004. This increase is largely related to higher volume of services rendered to the clients, since approximately 90% of the costs are variable and grow proportionally when there is an increment of services. Included in these services, there were extraordinary expenses amounting R$3 millions related to advertising, research and consulting companies. Another great impact was due to the conditions of the collective agreement negotiated in 5%, in 2004, and in effect since January 1, 2005, begins a higher impact to the third quarter of 2005, due to the higher volume of business in 2005. Depreciation increased by 55% in relation to the same period of the prior year. This increase of depreciation is due to the investments made in 2004 to support the growth of the business.

1.3 Selling, General and Administrative Expenses

For the quarter ended September 30, 2005, total selling, general and administrative expenses amounting to R$ 15.6 million, increased by R$ 5.8 million compared to the same quarter of 2004, representing an increase of 59%. This increase was due to the increase of operation affecting in the support area and for the new structure hired for maintenance of new routines originated by the change in controlling shareholders. Some extraordinary expenses became necessary because of our new organizational structure, such asas consulting, auditing, recruiting, budget and legal amounting R$ 2.0 millions.

1.4 Net Income

Net income totaled R$ 24.7 million in the third quarter of 2005, an increase of R$ 60,5 million when compared to the same period of 2004. This increase is due mainly to a higher volume of services, gains in productivity and performance benefits. In addition, in the third quarter of 2004 we have recognized a loss provision on a market value amounting R$36.3 millions related to a construction in progress, sold to Telemar Norte Leste on January 17, 2005.

2 Cash flow

Cash and cash equivalents increased R$ 58.6 million in the third quarter of 2005, totaling R$ 233.2 million. This growth was mainly a result of net cash flows from operating activities offset by capital expenditures in this period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2005

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer